UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly Held Company Corporate Taxpayer’s ID No. 60.746.948/0001-12

Material Fact

Banco Bradesco S.A. (Bradesco) hereby informs its shareholders and the market in general that its Board of Executive Officers, at a meeting held on this date, decided to submit to the appreciation of the Board of Directors, which will resolve at a meeting that will be held on December 21, 2016, a proposal for the payment of additional interest on shareholders’ equity to shareholders totaling R$1,491,000,000.00, being R$0.256721461 per common share and R$0.282393608 per preferred share.

If the proposal is approved:

a)        shareholders of record on December 21, 2016 (declaration date) will be benefitted and the shares will be traded “ex-rights” to additional interest on shareholders’ equity as of December 22, 2016; and

b)        the payment will be made on March 8, 2017 in the net amount of R$0.218213242  per common share and R$0.240034567 per preferred share, already net of 15% (fifteen percent) withholding income tax, except for the corporate shareholders that are exempt from said tax, who shall receive the declared amount.

The additional interest on shareholders’ equity, net of withholding income tax, to be approved represents, approximately, 15 times the amount of interest on shareholders’ equity paid monthly and will be included in the calculation of the annual mandatory dividends set forth in the bylaws.

Said interest on shareholders’ equity related to the shares held in custody by the BM&FBOVESPA – Securities, Commodities and Futures Exchange will be paid to the BM&FBOVESPA, which will transfer it to the shareholders through the custody agents.

The table below shows the amounts paid and payable related to 2016:

In R$

Monthly interest on shareholders’ equity paid between February and December 2016	1,065,598,047.59
Interim interest on shareholders’ equity for the first half paid	1,002,000,000.00
Subtotal – amounts paid (*)	2,067,598,047.59
Extraordinary interest on shareholders’ equity for the third quarter payable on March 8, 2017	3,317,000,000.00
Interest on shareholders’ equity for December 2016 payable on January 2, 2017	100,183,443.67
Additional interest on shareholders’ equity payable on March 8, 2017	1,491,000,000.00
Total	6,975,781,491.26

 (*) includes the bonus approved by the Special Shareholders’ Meeting of March 10, 2016.

Per share in R$

Type	Monthly interest on shareholders’ equity	Interim interest on shareholders’ equity for the1st half	Extraordinary interest on shareholders’ equity	Additional interest on shareholders’ equity	Total
Common shares	0.206997912	0.172525087	0.571123466	0.256721461	1.207367926
Preferred shares	0.227697708	0.189777596	0.628235813	0.282393608	1.328104725

The Company may, based on the result at the end of fiscal year 2016, distribute new interest on  shareholders’ equity and/or dividends to shareholders.

If approved, the additional interest on shareholders’ equity added  to the extraordinary interest on shareholders’ equity approved on September 30, 2016 will total R$4,808,000,000.00, representing approximately 48 times the interest on shareholders’ equity paid on a monthly basis.

Cidade de Deus, Osasco, SP, December 8, 2016

Sincerely,

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

Should  you  have  any  questions  or  require  further  information,  please  contact:

Mr. Carlos Wagner Firetti, phone 55 11 2194-0921, e-mail: carlos.firetti@bradesco.com.br;

Mrs. Ivani Benazzi de Andrade, phone 55 11 2194-0924, e-mail: ivani.andrade@bradesco.com.br; or

Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2194-0920, e-mail: carlos.yamashita@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 8, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.